ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 4, 2020

VOTING RESULTS

Resolution # 1:

By way of ballot, the shareholders approved the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorized the directors of the Corporation to fix the remuneration of the auditors.

Ballots Tabulated:

For:	269,825,233	99.68%
Withheld:	856,642	0.32%
Total:	270,681,875	100%

Resolution # 2:

By way of ballot, the shareholders elected each of the following director nominees to hold office until the end of the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Withheld	%
Christopher Ball	259,876,244	99.25	1,962,720	0.75
Melissa Stapleton Barnes	260,499,482	99.49	1,339,482	0.51
Christopher Huskilson	260,494,891	99.49	1,344,073	0.51
Christopher Jarratt	225,557,590	86.14	36,281,374	13.86
D. Randy Laney	260,554,503	99.51	1,284,461	0.49
Kenneth Moore	260,478,814	99.48	1,360,150	0.52
Ian Robertson	260,513,393	99.49	1,325,571	0.51
Masheed Saidi	260,544,943	99.51	1,294,021	0.49
Dilek Samil	260,539,620	99.50	1,299,344	0.50
George Steeves	260,358,213	99.43	1,480,751	0.57

Resolution # 3:

By way of ballot, the shareholders approved the resolution set forth in Schedule “A” of the management information circular of the Corporation dated April 24, 2020 (the “Circular”) to approve an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of common shares reserved for issuance under such plan as disclosed in the Circular.

Ballots Tabulated:

For:	260,473,024	99.48%
Against:	1,365,952	0.52%
Total:	261,838,976	100%

Resolution # 4:

By way of ballot, the shareholders approved the resolution set forth in Schedule “C” of the Circular to confirm and approve the Corporation’s virtual meeting by-law as disclosed in the Circular.

Ballots Tabulated:

For:	269,975,423	99.74%
Against:	706,449	0.26%
Total:	270,681,872	100%

Resolution # 5:

By way of ballot, the shareholders approved the advisory resolution set forth in Schedule “E” of the Circular to accept the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	257,681,175	98.41%
Against:	4,157,782	1.59%
Total:	261,838,957	100%

DATED this 4th day of June, 2020

ALGONQUIN POWER & UTILITIES CORP.

/s/ George Trisic
___________________________________
George Trisic
Chief Governance Officer and Corporate Secretary